SUTCLIFFE RESOURCES LTD.
Management’s Discussion & Analysis
For the third quarter ended September 30, 2005
Form 51-102F1 as at November 28, 2005

DESCRIPTION OF BUSINESS

The Company is in the business of acquiring and developing mineral exploration projects. The Company has interests in the Harrison Lake nickel-copper and precious metal project in southwestern British Columbia and in the Beale Lake gold property located in northern British Columbia.

The Harrison Lake Project is a belt of ultramafic and metavolcanics and metasediments which extend from the site of the former B.C. Nickel Mine, 7 kilometres north of Hope, B.C., over 60 kilometres along the east side of Harrison Lake. The Company had previously identified 15 high priority sulphide related Airborne ElectroMagnetic (AEM) targets. Field crews were on the property preparing grids for detailed ground geophysical surveying to assist in selecting drill hole locations. Two grids were prepared at the north end of a 4.3 kilometre long AEM target and another highly prospective AEM target to the northeast. A recent property investigation revealed a wide zone of gossanous sulphide material associated with the long AEM target and sulphide bearing boulders on the target immediately to the northeast.

The Beale Lake Project, 75 kilometers northeast of Dease Lake, B.C., is a sheeted stockwork quartz-sulphide-scheelite vein and siliceous replacement mineralization system that has characteristics of both the Alaska Fort Knox and Pogo intrusion related gold deposits. Field crews have prepared the Beale project grounds for an Induced Polarization (IP) survey which is designed to follow up on high grade gold samples as reported on by G.E. Nicholson, P.Geo. in his November 2004 report. The data from the IP 3D array survey and subsequent detailed geological mapping and geochemical sampling will be used to define drill target locations.

OPERATIONS AND EXPENDITURES

During the third quarter ended September 30, 2005, field programs for both the Beale Lake and Harrison Lake projects were initiated. The Harrison Lake program involved geophysical surveys using University of Toronto Electro-Magnetics (UTEM) conducted on 4 of the 15 high priority sulphide related AEM targets that were identified in the 2004 survey by Aeroquest of Toronto, Ontario. These surveys included a 1.2 km portion of the 4.3 km AEM target and established the dip and depth character of the anomalies allowing the identification of potential drill target sites. The Company is in the process of permitting for a proposed 10 hole, 1500 metre diamond drilling program to commence as soon as weather conditions and water availability allows. The Company also intends to continue airborne MAG and EM geophysical surveying over the balance of the northwestern section of its property. To secure the balance of favourable geology related to this area, the Company has negotiated to acquire a 100% interest in approximately 1,000 additional hectares on the western portion of its claim boundary.

A $250,000 ground IP geophysical survey was completed over the Beale Lake property, and the resulting data confirms results of previous detailed rock and soil geochemical surveys. Large zones of strong chargeability were directly correlative with delineated multi-element gold, silver and base metal soil anomalies and the chargeability is flanked by strong resistivity. The main anomaly measures approximately 400m by 1400m and is open to the south with a second anomaly measuring approximately 350m by 700m and a third of approximately 200m by 650m. The Company is applying for a 24 hole, 4,000 metre diamond drilling permit and will commence the drilling program as soon as the permit is received. The Company has negotiated an acquisition of 53 claims totaling approximately 22,800 hectares that encircle the present Beale Lake property.

PROPOSED AND ACTUAL EXPENDITURES

The proposed initial phase work program and associated costs as set out in the Company’s prospectus dated May 27, 2005 and the actual expenditures incurred to September 30, 2005 are as follows:

Work Program	Projected Cost		Actual Expenditure
	Beale L.	Harrison L.	Beale L.	Harrison L.
Assays and Reports	$10,000	$12,000	$9,908	$949
Consulting and Engineering	20,000	26,500	12,891	18,608
Diamond Drilling	150,000	180,000	-	-
Equipment Rental and Supplies	45,000	22,500	82,402	101,902
Field Personnel	30,000	30,000	70,221	78,497
Filing Fees	-	-	2,363	-
Geophysical Surveying	30,000	32,500	30,150	30,937
Mobilization and Demobilization	15,000	26,500	29,519	10,463
Total cost for initial stage (Actual
expenditures incurred to Sept. 30, 2005)	$300,000	$330,000	$237,454	$241,356

The actual expenditures have generally followed the projected cost except for diamond drilling which has been delayed due to a late start and inclement weather conditions, and equipment rental and supplies and field personnel, both of which have exceeded the projected cost.

USE OF PROCEEDS

The gross proceeds, after deduction of the agent’s commission, that was derived from the IPO offering amounted to $2,116,000. After allowing for a working capital deficiency of $337,252 as of December 31, 2004, the principal purposes for which the gross proceeds of the IPO offering were utilized during the nine month period ending September 30, 2005 compared to the uses budgeted in the IPO offering are as follows:

	Budgeted as per IPO	Actual Expenditures
		(to Sept. 30, 2005)

To pay the costs of the Offering	$85,000	$114,697

To pay the cost of Stage 1 of the Harrison Lake	330,000	241,356
mineral exploration program
To pay the cost of Stage 1 of the Beale Lake	235,000	237,454
mineral exploration program
To pay Administration costs for 12 months	198,000	372,899

Unallocated working capital	930,748	812,342

The use of proceeds for the nine month period ending September 30, 2005 varied in a number of categories from the budgeted usage as indicated in the IPO offering document. The costs of the offering was greater than expected and the Stage 1 exploration programs for both Harrison Lake and Beale Lake do not include diamond drilling which will come later. Also, administration expenses have been higher than budgeted as the Company encounters higher costs in its corporate development.

SUMMARY OF QUARTERLY RESULTS

	2005			2004				2003
	Sep 30 $	Jun 30 $	Mar 31 $	Dec 31 $	Sep 30 $	Jun 30 $	Mar 31 $	Dec 31 $
Total revenue	nil	nil	nil	nil	nil	nil	nil	nil
Gen & Adm Exp.	149,259	177,188	46,452	16,806	27,610	10,688	15,527	42,159
Stock-based Comp	108,834	nil	nil	nil	nil	nil	nil	122,500
Loss	(258,093)	(177,188)	(46,452)	(16,806)	(27,610)	(10,688)	(15,527)	(164,659)
Net Loss	(258,093)	(177,188)	(46,452)	(49,018)	(30,610)	(10,688)	(15,527)	(164,659)
Loss/share	(0.0118)	(0.0137)	(0.0040)	(0.0042)	(0.0026)	(0.0009)	(0.0062)	(0.0683)
Def Min Prop Costs	499,810	72,588	43,511	140,051	32,496	37,098	18,450	60,560
Total Assets	1,812,746	2,302,417	490,281	472,366	316,812	337,192	268,251	263,838

GENERAL AND ADMINISTRATIVE EXPENSES
	3 months ended	3 months ended
	Sep 30, 2005	Sep 30, 2004
Professional fees	$36,652	$10,602
Consulting	27,000	-
Management and administration fees	19,500	7,500
Financing fees	30,575	-
Office, rent & supplies	3,743	2,093
Investor relations and communications	18,564	-
Regulatory and transfer agent fees	5,417	3,890
Automotive and travel	449	2,324
Interest on demand loans	9,155	-
Bank charges and interest (net)	(1,796)	1,201
Total general and administrative expenses
for the third quarter	$149,259	$27,610

The administrative expenditures made during the quarter were indicative of the Company’s activities after completion of its public offering. The categories of professional fees, consulting, financing fees, investor relations and communications and interest on demand loans are all much higher compared to the previous fiscal period due to the ancillary costs of the prospectus financing and the costs involved in corporate developments such as preparation of materials for filing a 20-F document with the U.S. Securities and Exchange Commission.

RELATED PARTY TRANSACTIONS

For the third quarter ended September 30, 2005, management fees charged by a company controlled by a director totaled $19,500.

LIQUIDITY AND SOLVENCY

The Company had working capital for the third quarter ending September 30, 2005 of $799,299 compared to a deficiency of $337,252 for the year ended December 31, 2004. The continued operations of the Company are dependent upon its ability to raise adequate financing. To this end the Company will be seeking future funding through private placement offerings as well as the exercise of outstanding share purchase warrants to maintain adequate working capital and to raise funds for exploration expenditures.

	Sep 30, 2005	Sep 30, 2004

Working Capital (Deficiency)	$799,299	$(171,879)
Deficit	$(6,337,515)	$(5,790,460)

There have been no changes in accounting policies and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize financial or other instruments in its operations.

CAPITALIZED EXPLORATION AND DEVELOPMENT COSTS

	Beale Lake $	Harrison $	Total $

Balance, June 30, 2005	182,196	291,583	473,779

Property Acquisition Costs (cash)	21,000	-	21,000
Assays and Reports	9,908	949	10,857
Consulting and Engineering	12,891	18,608	31,499
Equipment Rental and Supplies	82,402	101,902	184,304
Field Personnel	70,221	78,497	148,718
Filing Fees	2,363	-	2,363
Geophysical Survey	30,150	30,937	61,087
Mobilization/Demobilization	29,519	10,463	39,982

Mineral Interest Costs for the Three Month Period	258,454	241,356	499,810

Balance, September 30, 2005	440,650	532,939	973,589

DISCLOSURE OF OUTSTANDING SHARE DATA as of November 28, 2005

Share Capital Authorized – unlimited common shares

Share Capital Issued – 22,510,125

Shares held in escrow
     -     3,304,800

Options Outstanding
     -     4,350,000 exercisable for 4,350,000 common shares at $0.25 per share

Warrants Outstanding
     -     6,604,400 warrants exercisable for 6,604,400 common shares at $0.25 per share
     -     4,850,000 warrants exercisable for 4,850,000 common shares at $0.35 per share
     -     1,094,775 agent’s warrants exercisable for 1,094,775 common shares at $0.25 per share